BioHarvest Sciences Reports Fourth Quarter and Full Year 2024 Financial Results

Fourth Quarter Revenues Grew 62% to $7.3 Million, Exceeding Prior Management Guidance, with Full Year Revenues Increasing 99% Year-Over-Year to $25.2 Million

CDMO Division Secures Anchor Partnership with Tate & Lyle to Develop Next Generation of Plant-Based Sweeteners

Rehovot, Israel – March 31, 2025 - BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, today reported its financial and operational results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 & Subsequent Operational Highlights

All figures stated in this news release are in U.S. dollars unless stated otherwise.

•Total revenues for the fourth quarter of 2024 increased 62% year-over-year to $7.3 million, exceeding prior management guidance, with gross margins expanding by 600 basis points to 57% of revenue.

•Full Year 2024 revenues increased 99% year-over-year to $25.2 million, with gross margins expanding by 1,000 basis points to 55% of revenue.

•Continued to realize a high degree of operating leverage in the fourth quarter, with general and administrative expenses falling 4% year-over-year and marketing expenses decreasing to 40.4% of revenue, as compared to 50.0% in the same year-ago quarter.

•Management expects first quarter 2025 revenues of at least $7.8 million and expects to reach adj. EBITDA breakeven in the second half of 2025.

•Announced CDMO partnership with Tate & Lyle, a world-leader in ingredient solutions, to develop the next-generation of plant-based sweeteners.

•Successfully uplisted to the Nasdaq Global Market on Tuesday, November 12, 2024.

•Total VINIA® subscribers increased surpassed 50,000 as of February 2025, with $50M of cumulative revenue realized since launch.

•Launched functional VINIA® SuperFood tea line, leveraging the success of the Company’s “VINIA® Inside” strategy following the launch of VINIA® SuperFood Coffee in December 2023.

•Announced that in vitro testing shows the Company’s proprietary olive cell compound reduces fat accumulation in liver cells.

•Presented at leading small-cap investor conferences including the 37th Annual ROTH Conference, WeBull Consumer Stocks Webinar, and the LD Micro Main Event XVII Conference.

Management Commentary

Ilan Sobel, CEO of BioHarvest Sciences, said: “The fourth quarter of 2024 marked another period of strong execution across both our Products and CDMO business units, highlighted by 99% year-over-year revenue growth that consistently exceeded guidance. Our VINIA® product lines continued to outperform, surpassing 50,000 active subscribers and benefiting from the successful rollout of VINIA® Functional Coffee line, which has sold $2.3 million in aggregate since launching in December 2023. Our recently launched VINIA® SuperFood Tea line is extremely promising as well, building upon our proven ‘VINIA®

Inside’ strategy to drive incremental consumer adoption by diversifying our product portfolio into coffees, teas and chews, while concurrently positioning us to capture a growing share of the plant-based nutraceuticals market.

“We also made meaningful strides in our CDMO Services division, leveraging our proven technology capabilities, a robust lab infrastructure and custom AI tools that optimize R&D processes to create a compelling value proposition to develop plant-based non-GMO biologic compounds for pharma, nutraceutical, nutrition and cosmetics companies. This new offering ultimately led to a landmark partnership with Tate & Lyle to co-develop next-generation plant-based sweeteners, a major validation of our Botanical Synthesis platform. This agreement lays the groundwork for future expansion into additional high-value molecule categories, leveraging our ability to produce plant-derived compounds sustainably and at scale. Our CDMO contract pipeline remains robust, and we are actively advancing discussions with additional strategic partners in other targeted industry verticals, where we expect to sign several additional CDMO clients through year-end.

“Our focus on operational efficiency continues to drive robust gross margin improvement, with gross margins increasing due to higher production scale, improved manufacturing yields due to digitization of all key processes, and cost optimization measures. Despite temporary headwinds from increased logistics costs, our initiatives—including the digitization of our production processes, the operationalizing of larger bioreactors with 22% increased capacity, and the upcoming consolidation of operations into our new Yavneh campus—are expected to further enhance our profitability in 2025. We remain on track to achieve adjusted EBITDA breakeven in the second half of the year.

“With our successful Nasdaq uplisting now complete, we are well-positioned to accelerate our growth strategy and further engage with both institutional and retail investors who recognize the disruptive commercial applications of Botanical Synthesis. As we look ahead to 2025, we are committed to continued aggressive growth in both our Products and Services business units - growing our “VINIA® inside” product lines and subscriber bases, adding new CDMO partners, and delivering long-term shareholder value through a diversified and high-margin business model,” concluded Sobel.

Fourth Quarter 2024 Financial Results

All figures stated in this news release are in U.S. dollars unless stated otherwise.

Revenues for the fourth quarter of 2024 increased 62% to $7.3 million – which exceeded management’s prior revenue guidance – as compared to $4.5 million in the fourth quarter of 2023. The increase was largely attributable to growth in VINIA®, which exceeded 50,000 active subscribers as of February 2025.

Gross profit increased 80% to $4.1 million, or 56.7% of total revenue, in the fourth quarter of 2024, as compared to $2.3 million, or 50.7% of total revenue, in the same year-ago quarter. The increase in gross margin was primarily attributable to the benefits of increased manufacturing scale, improved manufacturing yields, and cost reductions in downstream packaging and delivery costs.

Total operating expenses for the fourth quarter totaled $5.8 million, as compared to $4.8 million in the same year-ago quarter. The increase in operating expenses was primarily due to increased marketing spend – which shrunk on a percent of revenue basis to 40.4% of revenue, as compared to 50.0% in the same year ago quarter – and higher expenses from the CDMO services division. General and administrative expenses decreased 4% in the fourth quarter, reflecting increasing operating leverage as the Company continues to scale.

Net loss for the fourth quarter of 2024 totaled $3.0 million, or $0.17 per basic and diluted share, as compared to a net loss of $7.2 million, or $0.53 per basic and diluted share, in the same year-ago quarter.

Adjusted EBITDA loss – a non-IFRS measure – totaled $1.8 million, as compared to an adjusted EBITDA loss of $2.4 million in the same year-ago quarter.

Cash and cash equivalents as of December 31, 2024, totaled $2.4 million, as compared to $5.4 million as of December 31, 2023. Subsequent to quarter end, the Company raised $3.9 million in attractive debt financing, primarily from existing investors.

Earnings Conference Call

Management will host an investor conference call and webcast at 4:30 p.m. Eastern time today to discuss the Company’s fourth quarter 2024 financial results, provide a corporate update, and conclude with a question-and-answer session from telephone participants. To participate, please use the following information:

Fourth Quarter FY2024 Results Conference Call

Date: Monday, March 31, 2025

Time: 4:30 p.m. Eastern time

U.S./Canada Dial-in: 1-844-825-9789

International Dial-in: 1-412-317-5180

Conference ID: 10197712

Webcast: BHST Q4 FY2024 Earnings Conference Call

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A telephone playback of the call will be available through Monday, April 14, 2025. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally, using replay pin number 10197712. A webcast replay will also be available at the webcast link above.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Use of Non-IFRS Financial Measures

This press release includes the following non-IFRS measure – Adjusted EBITDA, which is not a measure of financial performance under IFRS and should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization adjusted for stock-based compensation and fair value adjustment of convertible loan and or warrants as well as issuance of warrants. The company believes this non-IFRS measure, when considered together with the corresponding IFRS measures, provides useful information to investors and management regarding financial and business trends relating to the company’s results of operations. However, this non-IFRS measure has significant limitations in that it does not reflect all the costs and other items associated with the operation of the company’s business as determined in accordance with IFRS. In addition, the company’s non-IFRS measures may be calculated differently and are therefore not comparable to similar measures by other companies. Therefore, investors should consider non-IFRS measures in addition to, and not as a substitute for, or superior to, measures of financial performance in accordance with IFRS. A reconciliation of Adjusted EBITDA to net income, its corresponding IFRS measure, is shown below.

IFRS NET INCOME (LOSS) TO ADJUSTED EBITDA RECONCILIATION

(Unaudited)

(U.S dollars in thousands)

	THREE MONTHS ENDED
	31-Dec-24
	2024	2023
Net Income (Loss)	($2,956)	($7,235)
Depreciation and Amortization	341	216
Taxes	8	-
Interest, net	609	554
Fair Value adjustment of derivative liability – Convertible loan	21	3,447
Fair Value adjustment of derivative liability – Warrants	-	526
Share Based Compensation	146	133
Adjusted EBITDA (Non-IFRS)	($1,831)	($2,359)

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Launching new products is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. There is never an assurance that any product set will successfully disrupt established product categories. There is no assurance that the Company will maintain or improve current financial performance, as revenues and margins are dependent on a combination of factors such as supply chain efficiencies, input cost stability, marketing efficiencies and uncertain consumer preferences. Revenue projections are estimates and there is no assurance will occur when estimated as the timing is dependent on consumer acceptance and cost stability and other factors beyond company control. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well.  There is no assurance that our initiatives such as digitization of production processes, increased capacity bioreactors, and consolidation of operations will enhance profitability which is subject to risks and uncertainties including changes in consumer demand, unexpected cost increases, unanticipated production disruptions and a myriad of other unpredictable factors that may impact profitability. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:
Dave Ryan, VP Investor Relations
+1 (604) 622-1186
info@bioharvest.com

Investor Relations Contact:
Lucas A. Zimmerman
Managing Director
MZ Group – MZ North America
+1 (949) 259-4987
BHST@mzgroup.us

BioHarvest Sciences Inc.

Consolidated Statements of Financial Position

U.S. dollars in thousands

		As of December 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents		$ 2,390	$ 5,355
Trade accounts receivable	4	1,116	808
Other accounts receivable	5	695	423
Inventory	6	3,655	2,466
Total current assets		7,856	9,052

Non-current assets
Restricted cash		371	179
Property, plant and equipment, net	7	7,750	(*)3,926
Right-of-use assets, net	8	9,024	(*)1,845
Total non-current assets		17,145	5,950

Total assets		$ 25,001	$ 15,002

Liabilities
Current liabilities
Trade accounts payable		$ 3,525	$ 1,778
Other accounts payable	11	3,609	(*)2,072
Deferred revenue		906	(*)718
Lease liabilities	8	772	382 (*)
Derivative liability - Warrants	9	-	526
Loans	10	3,905	-
Convertible loans	14	-	20,533
Liability for Agricultural Research Organization	25	1,140	-
Accrued liabilities		401	458
Total current liabilities		14,258	26,467

Non-current liabilities
Lease liabilities	8	9,141	1,425
Liability for Agricultural Research Organization	25	272	(*)1,963
Total non-current liabilities		9,413	3,388

Shareholders’ equity (deficit)
Share capital and contributed surplus	12	97,748	68,652
Accumulated deficit		(96,418)	(83,505)
Total Shareholders’ equity (deficit)		1,330	(14,853)
Total liabilities and shareholders’ equity (deficit)		$ 25,001	$ 15,002

(*) Certain comparative amounts have been reclassified to conform to the current year presentation (Note 2b)

BioHarvest Sciences Inc.

Consolidated Statements of Loss and Other Comprehensive Loss

U.S. dollars in thousands, except per share data

		Year Ended December 31
	Note	2024	2023
Revenues	18	$ 25,188	$ 12,672
Cost of revenues	19	11,246	7,039
Gross profit		13,942	5,633
Operating expenses
Research and development	20	4,797	3,369
Sales and marketing	21	11,733	7,748
General and administrative	22	4,401	4,482
Total operating expenses		(20,931)	(15,599)
Operating loss		(6,989)	(9,966)
Finance income	24	-	26
Finance expenses	23	5,916	2,624
Net loss before tax		(12,905)	(12,564)
Taxes on income	15	8	-
Net loss and comprehensive loss		$ (12,913)	$ (12,564)
Basic and Diluted loss per share		(0.80)	(*) (0.93)
Weighted Average Number of Shares Outstanding		16,193,787	(*) 13,533,160

(*) After giving effect to the share consolidation indicated in (Note 12b)

BioHarvest Sciences Inc.

Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Year ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$ (12,913)	$ (12,564)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	1,251	840
Fair value adjustments of Convertible loans	3,503	1,024
Fair value adjustments of derivative liability - Warrants	408	526
Re-assessment of Liability for Agricultural Research Organization	(205)	96
Interest over Agricultural Research Organization liability	403	402
Finance expense (income), net	823	368
Share based compensation (including cash-settled share-based payment)	601	563
Changes in assets and liabilities items:
Change in trade accounts receivable	(308)	(262)
Change in other accounts receivable	(286)	240
Change in inventory	(1,189)	(1,088)
Changes in trade accounts payable, other accounts payable and accrued liabilities	1,040	(*)1,511
Changes in deferred revenue	188	(*)354

Cash used in operations	(6,684)	(7,990)
Interest paid	-	(532)
Net cash used in operating activities	(6,684)	(8,522)

Cash flow from investing activities:
Purchase of property and equipment	(2,835)	(1,474)
Deposit of restricted cash for bank guarantee, net of drawing	(192)	-
Net cash used in investing activities	(3,027)	(1,474)

Cash flow from financing activities
Repayments of lease liabilities	(579)	(364)
Proceeds from drawing loans, net of repayments	3,314	-
Exercise of options and warrants by employees and consultants	408	403
Proceeds from issuance of units of securities	4,330	-
Proceeds from issuance of convertible loans	-	13,517
Repayments of principal and interest of convertible loans	(693)	-
Net cash provided by financing activities	6,780	13,556

Exchange rate differences on cash and cash equivalents	(34)	59
Increase (decrease) in cash and cash equivalents	(2,931)	3,560
Cash and cash equivalents at the beginning of the year	5,355	1,736
Cash and cash equivalents at the end of the year	$ 2,390	$ 5,355

Significant non-cash transactions:
Conversion of Convertible loans into shares	20,527	2,557
Purchase a property in installment agreement	1,440	-
Recognition of Right of use assets and Lease liabilities	8,351	229

(*) Certain comparative amounts have been reclassified to conform to the current year presentation (Note 2b)